SEC 1746 (11-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           MACC Private Equities Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   552 617 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Kent Madsen
                        One South Main Street, Suite 1660
                            Salt Lake City, UT 84133
                                 (801) 524-8939

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Atlas Management Partners, LLC  (71-0950380)
             -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
--------------------------------------------------------------------------------
                     7         Sole Voting Power

                               0

   Number of         -------- -------------------------------------------------
     Shares          8        Shared Voting Power
  Beneficially
    Owned by                  0
     Each           -------- -------------------------------------------------
   Reporting         9        Sole Dispositive Power
    Person
     With                     0
                     -------- -------------------------------------------------
                     10       Shared Dispositive Power

                              0
-------------------------------------------------------------------------------
11
             Aggregate Amount Beneficially Owned by Each Reporting Person

             804,689--Reporting person has the right to acquire these shares within 60 days
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.5%
------------ ------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             OO
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Kent Madsen
             -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------------------------------------------------------------------
                     7         Sole Voting Power

                               2,500

   Number of         -------- -------------------------------------------------
     Shares          8        Shared Voting Power
  Beneficially
    Owned by                  0
     Each           -------- -------------------------------------------------
   Reporting         9        Sole Dispositive Power
    Person
     With                     2,500
                     -------- -------------------------------------------------
                     10       Shared Dispositive Power

                              0
-------------------------------------------------------------------------------
11
             Aggregate Amount Beneficially Owned by Each Reporting Person

             2,500
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             0.1%
------------ ------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Robert Madsen
             -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------------------------------------------------------------------
                     7         Sole Voting Power

                               97,619

   Number of         -------- -------------------------------------------------
     Shares          8        Shared Voting Power
  Beneficially
    Owned by                  0
     Each           -------- -------------------------------------------------
   Reporting         9        Sole Dispositive Power
    Person
     With                     97,619
                     -------- -------------------------------------------------
                     10       Shared Dispositive Power

                              0
-------------------------------------------------------------------------------
11
             Aggregate Amount Beneficially Owned by Each Reporting Person

             97,619
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             4.2%
------------ ------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------

Item 1.  Security and Issuer

         The name of the issuer is MACC Private Equities Inc. ("MACC") and the class of securities subject to this Form 13D is MACC's Common Stock (the "MACC Shares"). MACC's business address is 101 Second Street, S.E., Suite 800, Cedar Rapids, IA 52401.

Item 2.  Identity and Background

         The names of the reporting persons (the "Reporting Persons") filing this Form 13D are: Atlas Management Partners, LLC, a Utah limited liability company ("Atlas"), which was formed to operate as a management company to provide services to MACC, Kent Madsen, the sole manager and member of Atlas, and Robert Madsen, the father of Kent Madsen. The business address of each of Atlas, Kent Madsen, and Robert Madsen is One South Main Street, Suite 1660, Salt Lake City, UT 84133. Kent Madsen is employed by Wasatch Venture Fund, One South Main Street, Suite 1660, Salt Lake City, UT 84133, as a managing director, and by Zions First National Bank, One South Main Street, Salt Lake City, UT 84133, as a consultant. Robert Madsen is retired.

         During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Robert Madsen has spent approximately $600,000 of his personal funds acquiring MACC Shares throughout the period from June 1996 through the date of this Schedule 13D. Kent Madsen has spent approximately $8,000 of his personal funds acquiring 2,500 MACC Shares in May 2003.

Item 4.  Purpose of Transaction

         Atlas, or an affiliate designated by it, has the right to acquire the shares of MACC currently held by Zions First National Bank, a national banking association ("Zions"), consisting of approximately 804,689 shares, or 34.5% of the outstanding stock of MACC, under the terms of a Stock Purchase Agreement dated July 30, 2003, for an aggregate purchase price of approximately $3.2 million. It is anticipated that Robert Madsen will become an equity owner of Atlas and that the MACC Shares held by him will be voted in conjunction with the MACC Shares acquired from Zions by Atlas or an affiliate. Robert Madsen currently owns 97,619 shares of MACC stock, or 4.2% of the outstanding MACC stock. Atlas and Kent Madsen have engaged in discussions with various individuals and financial investors about such third parties becoming equity owners and/or employees of Atlas or providing the funds to complete the acquisition of the MACC stock from Zions, but such discussions have not led to binding agreements and the various parties continue to negotiate.

         The MACC Shares held by Messrs. Madsen were acquired for investment purposes and the MACC Shares to be acquired from Zions will be acquired for investment purposes. However, the Reporting Persons will review their holdings from time to time and may increase or decrease their holdings in MACC as future circumstances may dictate. Such transactions may be made at any time without prior notice. There can be no assurance, however, that the Reporting Persons will take any such actions. The Reporting Persons will review the business and operations of MACC and may seek to influence the operations of MACC through a change in the board of directors, management, investment adviser, or otherwise.

CUSIP No. 552 617 102
          -----------

Item 5.  Interest in Securities of the Issuer

         (a) and (b) The Reporting Persons collectively own 100,119 MACC Shares, representing 4.3% of the outstanding MACC Shares and have the right to acquire an additional 804,689 MACC Shares, representing 34.5% of the outstanding MACC Shares.

         (c) On July 28, 2003, Robert Madsen purchased 100 MACC Shares on the open market at $2.99 per share and an additional 9,000 MACC Shares on the open market at $3.00 per share. On July 30, 2003, Robert Madsen purchased 149 shares on the open market at $2.70 per share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 100,119 MACC Shares owned by the Reporting Persons. Zions is the owner, and has the right to vote and, subject to the Stock Purchase Agreement, dispose of the 804,689 MACC Shares that the Reporting Persons have the right to acquire.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of MACC, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

                  7(a). Agreement relating to group filing.

                  7(b). Stock Purchase Agreement dated July 30, 2003 between Zions First National Bank, a national banking association, and Atlas Management Partners, LLC.

CUSIP No. 552 617 102
          -----------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           ATLAS MANAGEMENT PARTNERS, LLC,
                                           a Utah limited liability company


  August 7, 2003                           By:      /s/ KENT MADSEN
------------------------------                      ----------------------------
Date                                                Kent Madsen, Manager



  August 7, 2003                                    /s/ KENT MADSEN
------------------------------             -------------------------------------
Date                                               Kent Madsen



   August 6, 2003                                   /s/ ROBERT MADSEN
------------------------------             -------------------------------------
Date                                               Robert Madsen

CUSIP No. 552 617 102
          -----------

Exhibit 7A
----------

                                    AGREEMENT

         The undersigned agree that this Schedule 13D of Atlas Management Partners, LLC, Kent Madsen, and Robert Madsen relating to shares of the common stock of MACC Private Equities Inc. shall be filed jointly on behalf of each of the undersigned.

                                           ATLAS MANAGEMENT PARTNERS, LLC,
                                           a Utah limited liability company


  August 7, 2003                           By:      /s/ KENT MADSEN
------------------------------                      ---------------------------
Date                                                Kent Madsen, Manager



  August 7, 2003                                    /s/ KENT MADSEN
------------------------------             ------------------------------------
Date                                               Kent Madsen



   August 6, 2003                                   /s/ ROBERT MADSEN
------------------------------             ------------------------------------
Date                                               Robert Madsen